Term sheet	Term sheet to
To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011,	Product Supplement No. 4-l Registration Statement No. 333-177923
product supplement no. 4-I dated November 14, 2011 and	Dated July 31, 2012; Rule 433
underlying supplement no. 1-I dated November 14, 2011

Structured Investments	$ Buffered Return Enhanced Notes Linked to the Russell 2000® Index due February 28, 2014
General
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The notes are designed for investors who seek a return of twice the appreciation of the Russell 2000® Index   up to a maximum return that will not be less than 19% or greater than 23% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level by more than 10%, be willing to lose up to 90% of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing February 28, 2014*
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about August 28, 2012 and are expected to settle on or about August 31, 2012.
Key Terms
Index:	The Russell 2000® Index (“RTY”) (the “Index”)
Upside Leverage Factor:	2
Payment at Maturity:
If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 2, subject to the Maximum Return. Accordingly, if the Ending Index Level is greater than the Initial Index Level, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 +[$1,000 x (Index Return x 2)], subject to the Maximum Return

If the Ending Index Level is equal to or less than the Initial Index Level by up to 10%, you will receive the principal amount of your notes at maturity.
If the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return+10%)]
If the Ending Index Level is less than the Initial Index Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.
Maximum Return:
Between 19% and 23%. For example, assuming the Maximum Return is 19%, if the Index Return is equal to or greater than 9.50%, you will receive the Maximum Return of 19%, which entitles you to a maximum payment at maturity of $1,190 per $1,000 principal amount note that you hold.  The actual Maximum Return will be determined on the pricing date and will not be less than 19% or greater than 23%.  Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,190 or greater than $1,230.

Buffer Amount:	10%
Index Return:	Ending Index Level – Initial Index Level
Initial Index Level
Initial Index Level:	The Index closing level on the pricing date
Ending Index Level:	The Index closing level on the Observation Date
Observation Date*:	February 25, 2014
Maturity Date*:	February 28, 2014
CUSIP:	48125VY46

*
Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.
Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note
Total

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)
If the notes priced today and assuming a Maximum Return of 19%, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $22.50 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $2.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $22.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $40.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
July 31, 2012

Recent Developments

On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon.  The restatement will have the effect of reducing our reported net income for the 2012 first quarter by $459 million.  The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office.  Our principal transactions revenue, total net revenue and net income for the first six months of 2012, and the principal transactions revenue, total net revenue and net income of our Chief Investment Office for the first six months of 2012, will remain unchanged as a result of the restatement.
We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.  During the first quarter of 2012, the size and characteristics of the synthetic credit portfolio changed significantly.  These changes had a negative impact on the effectiveness of our Chief Investment Office’s internal controls over valuation of the synthetic credit portfolio.  Management has taken steps to remediate the internal control deficiencies, including enhancing management oversight over valuation matters.  The control deficiencies were substantially remediated by June 30, 2012. For further discussion, please see Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.
The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 and “Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co.” in this term sheet for further discussion.
On July 13, 2012, we also announced earnings for the second quarter of 2012.  See our Current Report on Form 8-K dated July 13, 2012 (related solely to Item 2.02 and related exhibits under Item 9.01) for more information about our 2012 second quarter results.

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no.4-I and “Risk Factors” in the accompanying underlying supplement no.1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 2, up to the Maximum Return. The actual Maximum Return will be set on the pricing date and will not be less than 19% or greater than 23%. Accordingly, the actual maximum payment at maturity will not be less than $1,190 or greater than $1,230 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Index Level is not less than the Initial Index Level by more than 10%.  If the Ending Index Level is less than the Initial Index Level by more than 10%, for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose an amount equal to 1% of the principal amount of your notes.

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RETURN LINKED TO THE RUSSELL 2000® INDEX — The return on the notes is linked to the performance of the Russell 2000® Index. The Russell 2000® Index consists of the middle 2000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Russell 2000® Index	TS-1

3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For  additional information about the Index , see the information set forth under “Equity Index Descriptions —  The Russell 2000® Index" in the accompanying underlying supplement no. 1-I.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.
Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or in any of the component securities of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

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RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2012 — On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon.  As a result, we will be filing an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.  When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.  See “Recent Developments” in this term sheet and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to loss if the Ending Index Level is less than the Initial Index Level by more than 10%. For every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose up to 90% of your initial investment at maturity.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 19% or greater than 23%.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
In particular, on June 21, 2012, Moody’s Investors Services downgraded our long-term senior debt rating to “A2” from “Aa3” as part of its review of 15 banks and securities firms with global capital markets operations.  Moody’s also maintained its “negative” outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to “A+” from “AA-” and placed us on negative rating watch for a possible further downgrade, and Standard & Poor’s Ratings Services changed its outlook on us to “negative” from “stable,” indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes.  See “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2011.
In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012.  The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office.  We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.
The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See “Recent Developments” in this term sheet and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Russell 2000® Index	TS-2

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 4-I for additional information about these risks.

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AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO  AFFECT ADVERSELY THE VALUE OF THE NOTES  PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the levels of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the actual and expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rates on the equity securities underlying the Index;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Russell 2000® Index	TS-3

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Index?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total return or hypothetical payment at maturity set forth below assumes an Initial Index Level of 790 and a Maximum Return of 19%.The actual Maximum Return will be determined on the pricing date and will not be less than 19% or greater than 23%. The hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following table, graph and in the examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return	Payment at Maturity
1,422.00	80.00%	19.00%	$1,190.00
1,303.50	65.00%	19.00%	$1,190.00
1,185.00	50.00%	19.00%	$1,190.00
1,106.00	40.00%	19.00%	$1,190.00
1,027.00	30.00%	19.00%	$1,190.00
948.00	20.00%	19.00%	$1,190.00
908.50	15.00%	19.00%	$1,190.00
869.00	10.00%	19.00%	$1,190.00
865.05	9.50%	19.00%	$1,190.00
829.50	5.00%	10.00%	$1,100.00
797.90	1.00%	2.00%	$1,020.00
790.00	0.00%	0.00%	$1,000.00
750.50	-5.00%	0.00%	$1,000.00
711.00	-10.00%	0.00%	$1,000.00
671.50	-15.00%	-5.00%	$950.00
553.00	-30.00%	-20.00%	$800.00
474.00	-40.00%	-30.00%	$700.00
395.00	-50.00%	-40.00%	$600.00
316.00	-60.00%	-50.00%	$500.00
237.00	-70.00%	-60.00%	$400.00
158.00	-80.00%	-70.00%	$300.00
79.00	-90.00%	-80.00%	$200.00
0.00	-100.00%	-90.00%	$100.00

The following graph demonstrates the hypothetical total returns and hypothetical payments at maturity on the notes at maturity for a sub-set of Index Return detailed in the table above (-30% to 30%). Your investment may result in a loss of up to 90% of your principal at maturity.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Russell 2000® Index	TS-4

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.
Example 1: The level of the Index increases from the Initial Index Level of 790.00 to an Ending Index Level of 829.50. Because the Ending Index Level of 829.50 is greater than the Initial Index Level of 790.00 and the Index Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Return of 19%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100
Example 2: The level of the Index decreases from the Initial Index Level of 790.00 to an Ending Index Level of 711.00.  Although the Index Return is negative, because the Ending Index Level of 711.00 is less than the Initial Index Level of 790.00 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 790.00 to an Ending Index Level of 1,027.00.  Because the Ending Index Level of 1,027.00 is greater than the Initial Index Level of 790.00 and the Index Return of 30% multiplied by 2 exceeds the hypothetical Maximum Return of 19%, the investor receives a payment at maturity of $1,190 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 790.00 to an Ending Index Level of 553.00.  Because the Index Return is negative and the Ending Index Level of 553.00 is less than the Initial Index Level of 790.00 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%)] = $800
Example 5: The level of the Index decreases from the Initial Index Level of 790.00 to an Ending Index Level of 0.00.  Because the Index Return is negative and the Ending Index Level of 0.00 is less than the Initial Index Level of 790.00 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-100% + 10%)] = $100
The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index levels from January 5, 2007 through July 27, 2012. The Index closing level on July 30, 2012 was 791.58. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Russell 2000® Index	TS-5